Exhibit 99.1

Summers value fund lp

299 Milwaukee street

Suite 326

Denver, co 80206
(404) 419-2670

January 28, 2019

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Scott’s Liquid Gold-Inc.

4880 Havana Street

Suite 400

Denver, CO 80239

Attn: Kevin Paprzycki, Corporate Secretary

Re: Notice of Nomination of Person for Election as Director

Dear Mr. Paprzycki:

Summers Value Fund LP, a Delaware limited partnership (“Summers Value Fund”), is the beneficial owner of 746,064 shares of Common Stock, $0.10 par value per share (“Common Stock”), of Scott’s Liquid Gold-Inc. (the “Company”), one share of which Summers Value Fund holds of record.

In accordance with Article 2, Section 2.14 of the Company’s bylaws, Summers Value Fund is submitting this letter to nominate one person for election to the Board of Directors of the Company (the “Board”) at the Company’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”). The person Summers Value Fund is nominating for election to the Board is Mr. Andrew Summers (“Mr. Summers” or the “Nominee”).

As required by Article 2, Section 2.14(c) of the Company’s bylaws, we hereby advise you that:

(i)	Stockholder Information of Nominating Persons:

A)	The “Nominating Persons” are: (i) Summers Value Fund, (ii) Summers Value Partners GP LLC, (iii) Summers Value Partners LLC, and (iv) Mr. Summers. The name of the Nominating Person appearing on the Company’s books and records is Summers Value Fund LP. The address of each Nominating Person is 299 Milwaukee Street, Suite 326, Denver, Colorado 80206.

B)	Summers Value Fund is the beneficial owner of 746,064 shares of Common Stock of the Company (one share of which Summers Value Fund holds of record). Summers Value Partners GP LLC is the general partner of Summers Value Fund, Summers Value Partners LLC is the investment manager of Summers Value Fund, and Mr. Summers is the sole managing member of Summers Value Partners GP LLC and Summers Value Partners LLC. Accordingly, Summers Value Partners GP LLC, Summers Values Partners LLC and Mr. Summers may be deemed to hold shared voting power and dispositive power with respect to the 746,064 shares of Common Stock of the Company held by Summers Value Fund. As a result of the formation of a “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”)), each Nominating Person could be deemed to beneficially own the 746,064 shares of the Common Stock of the Company held by Summers Value Fund; however, each of the Nominating Persons (other than Summers Value Fund) disclaims beneficial ownership of the shares held by the other Nominating Persons except as set forth above.

Scott’s Liquid Gold-Inc.

January 28, 2019

(ii)	Disclosable Interests of Nominating Persons:

A)	No Nominating Person owns, either directly or indirectly, any Synthetic Equity Interests (as defined in Section 2.13(c)(ii) of the Company’s bylaws).

B)	Summers Value Partners GP LLC is the general partner of Summers Value Fund, Summers Value Partners LLC is the investment manager of Summers Value Fund, and Mr. Summers is the sole managing member of Summers Value Partners GP LLC and Summers Value Partners LLC. Accordingly, Summers Value Partners GP LLC, Summers Values Partners LLC and Mr. Summers may be deemed to hold shared voting power and dispositive power with respect to the 746,064 shares of Common Stock of the Company held by Summers Value Fund.

C)	No Nominating Person is a party to any agreement or Short Interests as described in Section 2.13(c)(ii)(C) of the Company’s bylaws.

D)	Summers Value Partners LLC receives a fee from Summers Value Fund for providing certain administrative, investment advisory and management services to Summers Value Fund based on the value of each partner’s capital account and the class of interests held by each partner. Except for this management fee, no Nominating Person is entitled to any performance related fees (other than an asset based fee) based on any increase or decrease in the price or value of shares of any class of the Company, or any Synthetic Equity Interests or Short Interests.

E)	The identity of the natural person associated with Summers Value Fund, Summers Value Partners GP LLC and Summers Value Partners LLC responsible for the formulation of and decision to propose the business to be brought before the Annual Meeting is Mr. Summers. Mr. Summers is the founder and sole member Summers Value Partners GP LLC and Summers Value Partners LLC and, as such, was selected as the sole managing member of these entities. As the sole member of Summers Value Partners GP LLC and Summers Value Partners LLC, Mr. Summers does not owe fiduciary duties to other members of these entities as there are no other members. Summers Value Partners GP LLC, as the general partner of Summers Value Fund, owes fiduciary duties prescribed by Colorado limited partnership law to the limited partners of Summers Value Fund. Mr. Summers is also a limited partner of Summers Value Fund. Mr. Summers does not have any material interests or relationships that are not shared generally by other holders of shares of any class of the Company. The qualifications and background of Mr. Summers are set forth on Schedule A attached hereto.

F)	The information relating to the Nominating Persons that is required to be disclosed in a proxy statement or other filing made in connection with solicitations of proxies or consents by such Nominating Persons in support of business proposed to be brought before the meeting pursuant to Section 14(a) of the Act is set forth under Section (iv) below.

Scott’s Liquid Gold-Inc.

January 28, 2019

(iii)	Nominee Information:

A)	For purposes of satisfying the requirements contained in Section 2.14(c)(iii)(A) of the Company’s bylaws, the information described in Sections (i) and (ii) of this letter is hereby incorporated by reference for the Nominee.

B)	The information relating to the Nominee that is required to be disclosed in a proxy statement or other filing made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) of the Act is set forth on Schedule A hereto.

C)	The consent of the Nominee to be nominated and to serve as a director of the Company, if so elected, is included on Schedule A hereto.

D)	Other than the Nominee’s ownership of Summers Value Partners GP LLC and Summers Value Partners LLC and the distributions he receives as the owner of these entities, the Nominee does not have, and during the past three years has not had, any direct or indirect compensation or other material monetary agreements with any of the Nominating Persons.

E)	Mr. Summers has completed and delivered to the secretary of the Company a questionnaire, representation and agreement in the form provided by the secretary of the Company.

(iv)	Proposed Participants in the Solicitation:

To avoid the need for a public proxy contest, Summers Value Fund hopes that the Company will appoint the Nominee to the Board and recommend to the Company’s stockholders that they vote to elect the Nominee. Should that not be the case, the Nominating Persons are prepared to move forward with an appropriate solicitation of proxies to elect the Nominee.

Scott’s Liquid Gold-Inc.

January 28, 2019

In the event the Company does not appoint the Nominee to the Board and a public proxy contest is necessary, we currently anticipate that the participants (as contemplated within the meaning of Item 4 of Schedule 14A) in such a solicitation would include the Nominee, Summers Value Fund, Summers Value Partners GP LLC and Summers Value Partners LLC (the “Proposed Participants”). The methods the Proposed Participants expect to employ in the solicitation may include filing a proxy statement with the U.S. Securities and Exchange Commission (the “Commission”), mailing the proxy statement to stockholders and engaging a proxy solicitor to solicit proxies from stockholders.

To the knowledge of Summers Value Fund, as the date hereof and except as set forth herein (including Schedule A), (i) during the past ten years, no Proposed Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Proposed Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Proposed Participant owns any securities of the Company which are owned of record but not beneficially; (iv) except for the transactions set forth on Schedule A, none of Proposed Participants have purchased or sold Common Stock of the Company in the last two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Proposed Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities except as provided below; (vi) no Proposed Participant is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Proposed Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Proposed Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Proposed Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Proposed Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Proposed Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

The Proposed Participants may effect purchases of securities through margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Scott’s Liquid Gold-Inc.

January 28, 2019

The Nominating Parties estimate the total cost of a public solicitation of proxies to range from $150,000 to $200,000. To date, the Nominating Persons have spent approximately $25,000 in furtherance of submitting this nomination in connection with the solicitation of stockholders. In the event the Nominee is elected to the Board, we may seek to have the costs of the nomination and, if applicable, solicitation of proxies reimbursed by the Company. If such reimbursement is approved by the Board, stockholders approval would not be required.

In the event you believe we have failed to provide the information required under the Company’s bylaws, please contact us immediately. To the extent that you may reasonably request certain information, representations or agreements in a prescribed form under the Company’s bylaws, we hereby request that you provide us with any such requested information on or before Friday, February 1, 2019 to provide us with adequate time to prepare a response prior to the February 5, 2019 deadline for submission of nominations for election as stated in the Company’s proxy statement. We do note, however, that the deadline for submission of nominations for election as director calculated pursuant to the Company’s bylaws yields a nomination window of between January 20, 2019 and February 19, 2019, which is later than the window disclosed in the Company’s proxy statement. Unless we hear from you on or before Friday, February 1, 2019, we will assume that this notice has been accepted by the Company as timely and in compliance with the Company’s bylaws.

If you have any questions regarding this material, please contact Andrew Summers ((303)801-3336) of Summers Value Fund LP or Rick Miller (404-572-6787) of Bryan Cave Leighton Paisner LLP.

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Scott’s Liquid Gold-Inc.

January 28, 2019

Kindly sign the enclosed copy of this letter and return it to us in the enclosed envelope to acknowledge receipt.

Very truly yours,

SUMMERS VALUE FUND LP

By: SUMMERS VALUE Partners GP LLC, its general partner

/s/ Andrew Summers
Name:	Andrew Summers
Title:	Managing Member

Receipt of a copy of the foregoing letter

and all attachments thereto is acknowledged.

SCOTT’S LIQUID GOLD-INC.

By:
Name:
Title:

cc:	Rick Miller, Bryan Cave Leighton Paisner LLP
Amy Wilson, Bryan Cave Leighton Paisner LLP